Exhibit 4.4

LINCOLN TECHNICAL INSTITUTE, INC. 200 EXECUTIVE DRIVE, SUITE 340 • WEST ORANGE, NEW JERSEY 07052

CORPORATE OFFICE
973 736 9340
FAX:	973 736 1750

August 9, 2000

VIA TELECOPIER

AND FIRST CLASS MAIL

Hart Capital LLC

131 Rowayton Avenue

Rowayton, Connecticut 06853

Attn: Steven W. Hart

Re: Option to Purchase Shares

Gentlemen:

As you are aware, Lincoln Technical Institute, a New Jersey corporation (the “Company”), intends to sell up to 75,726 additional shares of its common stock to its four existing stockholders, on a pro rata basis, at a price of $309.65 per share. In connection with such proposed sale, the Company has given P.J. Santangelo and James Santangelo the right to purchase up to 5,918 shares and 1,655 shares, respectively, of the Company’s common stock (the “Additional Shares”).

In accordance with our discussions with you, the Company and its majority stockholder, Back to School Acquisition, LLC (“Stonington”), have agreed that, to the extent P.J. Santangelo and James Santangelo do not elect to exercise their respective rights to purchase the Additional Shares offered by the Company, you, or any affiliate of yours or any investment vehicle sponsored by you, may purchase any or all of such Additional Shares not purchased by them at a price of $309.65 per share.

The Company will promptly notify you in writing if either or both P.J. Santangelo and James Santangelo do not elect to exercise their respective rights to purchase the Additional Shares, or if either or both elect to exercise their respective rights with respect to less than all of the Additional Shares (the “Offer Notice”). If you intend to purchase any or all of such Additional Shares on the above terms, you must so notify the Company, within ten (10) business days after receiving the Offer Notice, by delivery, in person, by courier service, by telecopy or by registered mail or certified mail (postage prepaid, return receipt requested), of a written notice to the Company at:

Lincoln Technical Institute, Inc.
200 Executive Drive, Suite 340
West Orange, NJ 07052

LINCOLN

TECHNICAL

INSTITUTE

If you wish to purchase Additional Shares pursuant to this letter, you must consummate said purchase of Additional Shares on or before October 31, 2000.

In addition, the Company understands that Hart Capital has been granted an option to purchase the shares of the Company currently owned by P.J. and James Santangelo and that, in the event the option is exercised by Hart Capital for or on behalf of Five Mile River Capital Partners LLC (“FMRCP”), it will result in the same entity owning shares of the Company that are subject to two different stockholders’ agreements (i.e. one of which covers the shares currently owned by FMRCP and the other of which covers the shares currently owned by P.J. and James Santangelo). Accordingly, the Company agrees that, effective upon the purchase of the Santangelo shares by FMRCP, the stockholders’ agreement covering the shares currently owned by FMRCP will be deemed to cover all shares owned by FMRCP, and the Santangelo stockholders’ agreement will be deemed no longer effective.

The Company also hereby agrees that, effective upon the purchase of the Santangelo shares by FMRCP, the FMRCP stockholders’ agreement shall be deemed amended to incorporate the following provisions of the Santangelo stockholders’ agreement: (A) Section 2.01(a),(b),(c) and (e), except that the words “P.J. Santangelo” shall be changed to “Steven W. Hart,” and the words “Initial Stockholders” shall be changed to “Other Stockholders,” (B) Section 2.03, (C) the definition of “New Securities” contained in Section 1.01 and (D) Section 2.07, except that the words “Initial Stockholders” shall be changed to “Other Stockholders.”

Very truly yours,

Lincoln Technical Institute, Inc.

By:	/s/ David F. Carney
David F. Carney
Chairman & CEO

cc: Back to School Acquisition, LLC